

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

> **Re: Chegg, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-36180**

Dear Andrew Brown:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services